PBF Logistics LP 1 Sylvan Way, Second Floor Parsippany, NJ 07054 Office 973.455.7500 Fax 973.455.7560 www.pbfenergy.com

February 26, 2015

U.S. Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:    Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PBF Logistics LP has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on February 26, 2015.

Respectfully submitted,

PBF Logistics LP

By:     /s/ Jeffrey Dill
Jeffrey Dill
Senior Vice President, General Counsel and Secretary
of the General Partner, PBF Logistics GP LLC